Exhibit 99.1

MAMMA.COM INC. APPOINTS INDUSTRY VETERAN R. MICHAEL PAVANE AS

SVP MOBILE BUSINESS DEVELOPMENT

Montreal, Canada, Tuesday, May 8, 2007—Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), a leader in Internet search technology and online advertising, announced that Mr. R. Michael Pavane has joined the Company as Senior Vice-President of Mobile Business Development. Mr. Pavane will be based in the USA and will be responsible for heading up the Company’s mobile business unit with an emphasis on developing mobile programs, growing market share and ensuring a strong competitive advantage.

“We are excited to have Mr. Pavane join our team, as he will play an important role in expanding our new mobile business unit. His extensive experience and vast network of relationships in the mobile space will be a great asset to the company,” said Mr. Martin Bouchard, President and CEO of Mamma.com Inc. “The potential market opportunity is outstanding as mobile phones are becoming the new personal gateway to information.”

An Industry veteran with over 20 years experience in the telecommunications/mobile wireless media technology and software industry, Mr. Pavane has spent over two decades in senior leadership positions with corporations such as Openwave, ORA, iMEDIA, Liberty Media, Index Group and JP Morgan. During his tenure with these companies, he has developed a strong track record in building direct and indirect channels, developing strategic alliances and creating innovative business development initiatives that drive results.

About Mamma.com Inc.

Mamma.com Inc. is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com, respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com—The Mother of All Search Engines®—(www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005. In 2007, PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

More information can be found at corporate.mamma.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Christine Papademetriou

Director of Marketing

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #125

Telephone: (514) 908-4325

Email: christine@mamma.com

Web site: www.mammainc.com